

neatMEETS com



PROBLEM TOP 3 (1)

Provider (inventory sources)

1. Because consumers today and tomorrow have so many choices when it comes to hotels, restaurants, airlines and retail, it is very hard for brands to drive true consumer loyalty….getting consumers to only buy from them and then being net promoters.
2. All providers have lull periods when their business is slower. It's often too limited, challenging & cost prohibitive to market for those periods (think about having to sell hotel rooms in Minneapolis in January).
3. Having to pay high fees to OTA's.

Users (consumers)

Consumers have passions in the form of hobbies and collectables and have resources to find similar interested people in their cities and towns, but not when they travel for business or leisure.

SOLUTION (4)

Provider

1. Loyalty can be driven by a greater "experience" vs having to discount or offer free stuff.
2. Neat Meet connects people who travel, so that they now have a way to communicate/meet with others that share their same passions (hobbies, collectibles, networking etc). Neat Meet costs a lot less than OTA's and even TA's, while filling inventory during lull periods.

Users

1. It helps you connect with others who share your same passions.
2. It's free.
3. Organizations and major groups (i.e. AARP, or Bird watchers of America) will receive a revenue share from Neat Meet for allowing them to communicate directly with their members. Also adds value to being an association member.

KEY METRICS (8)

Key activities we measure:

1. Rooms sold through the Neat Meet website.
2. Revenues being generated by hotels is exact because they pay us our commission based on actual room revenues.
3. Number of inquiries vs bookings.

UNIQUE VALUE PROPOSITION (3)

There is no other free resource that consumers can use that can connect them with like-minded individuals when traveling. Hotels can pay less to acquire more loyal guests and also receive business when they need it most.

UNFAIR ADVANTAGE (9)

1. Patent Pending to include broad range of space/seat providers to hotels. After securing patent for hotels, we go for the other provider segments.
2. We have better relationships within the highest levels of many hotel brands.
3. Our ability to find and then communicate directly with large associations and groups.

CHANNELS (5)

Provider

1. Neat Meet ownership group already has many high level hotel contacts that we can meet with and in turn, get us to the table with airlines, restaurants and retail.
2. Neat Meet personnel will speak to large associations and/or use current marketing communication tools within that org. Makes Neat Meet grow faster than organically.
3. Access to the data that will tell us who (groups) would be willing to go to Minneapolis in January (as an example) and then be able to sell/market to them.

User Side

1. Via groups or associations they belong to.
2. Neat Meet online marketing introduces them to our website.
3. Hear about it through their current brand loyalty programs.

CUSTOMER SEGMENTS (2)

Provider

Any hotel, airline, restaurant or large retail brand that wants to buy into Neat Meet.

Users

Consumers (business and/or leisure) who travel.

COST STRUCTURE (7)

1. Website and mobile app development.
2. Travel and related expenses to make sales calls on brands, associations and large groups.
3. Internal staffing.
4. Ongoing IT support.

REVENUE STREAMS (6)

1. Commissions paid by the providers….initially that will be hotels. 9% commission charged to hotels and we pay 1% to organizations that let us market to their consumer, for a minimum net to Neat Meet @ 8%.
2. A very conservative assumption: Of the 300M plus loyalty club members that exist in hotel brands today, if only 1% of 100M members use Neat Meet X 2 incremental hotel stays per year X $135 ADR = $270M incremental revenue produced to hotels who are licensed to use Neat Meet X .08% net lowest commission to Neat Meet = $21,600,000 revenues in year one to Neat Meet.

PRODUCT | **MARKET**

theNeatMeet.com
PEOPLE. LIKE. YOU.
Travel Reinvented

What & Why



Consumer:

- Free Service for Individuals & Groups
- Like interests
- Buying mode
- Safe & Easy

Inventory:

- Unique Loyalty
- Hotels/Airlines/Attractions
- Eventual "Targeted Group" capabilities

Us = $$:

- Inventory pays Attractive Commission
- Licensing Fees
- Advertising Revenue

How



- Capture Consumer Interests
- Pull Trips Information
- Match Trips

Who



Don Farrell (CEO & Co-Founder):

- Winner of the Ernst Young Entrepreneur of the Year award
- Founded and ran the world's largest hospitality sales and service training company
- The INVENTORY Guy

George VonAllmen (CMO & Founder):

- 30 year hotel/meetings career
- Startup background
- The GROUP Guy

Ananda Jami (CIO & Co-Founder):

- Over 18 years of experience in IT
- Carnegie Mellon
- The TECH Guy

Market Opportunity

- Travel is $750B/yr industry in USA alone
- Hotel Lodging represents $115B
- Scalability – Hotels, CVBs, Vacation rentals, Cruise-lines, Airline/Train/Bus seats, Sporting/Special Events, Restaurant Seatings, Retail


100.00%
75.00%
50.00%
25.00%
0.00%
64.66%
24.30%
8.23%
2.81%
I think this is very cool and would definitely use this service as often as I could
I think this is pretty neat and could see using it a couple of times a year
Not sure yet
No way, I like to keep to myself

Competition




TripIT, TravelAdvisor and meetup:

- Promote "network travel" but networks are only one's "direct connect" vs. NEATwaytoMeet potential of 100,000
- No Direct Buy Function

KLM Airlines:

- 'Meet & Seat' Program featured in Forbes Magazine
- Expanded to ALL flights to and from Amsterdam
- Delta Airlines

Where Are We



- Executive Business Plan & 3 Year Proforma
- Extensive Market Research showing HIGH demand for this particular Travel service for Millennials
- Patent Pending
- Usability Testing & Wireframes / Working Beta site
- Letters of Intent from over 15 VERY large groups for RAPID expansion of members/users – including:

> - The Ohio State Univ Alumni Assn, Antique Automobile Collectors of America, Golf Canada, American Birding Assn., PGA America – Southern Region

Where Are We (cont)



We have met with Presidents, senior IT and brand individuals of the following hotel space providers:

- Hilton Hotel Group, to include over 2000 Hampton Inns and Hampton Inns & Suites; Homewood Suites and Hilton Garden Inn Hotels.
- Holiday Inns Inc has 1500 hotels.
- Wyndham Hotel Group, with almost 7000 hotels.
- Best Western International, 2300 hotels in domestic USA.
- Bed and Breakfast major associations representing 3100 of the 20K B&B's in North America.
- RoomKey com – OTA formed/founded by major hotel brands to compete with the likes of Orbitz, Expedia, and Priceline.
- Trip Advisor
- Sabre – The LEADING software solutions technology provider to the Travel Industry.

In almost every case, a high level of interest for some form of future partnership was developed. The "lynchpin" was not being able to demonstrate a full blown working website. "We look forward to meeting with you again when you have something tangible to show us"…

theNeatMeet

Executive Business Plan

Updated: 6/26/2018

Table of Contents

The table of contents is empty because you aren't using the paragraph styles set to appear in it.

Products and/or Services

The Product / Service

theNeatMeet *is a Travel 2.0 product that allows consumers to make travel/entertainment plans while "seeing" if others who share their same hobbies, interests, or profession have already booked and/or are hoping to meet...at the same place and time. It is free service to end-users - available at various groups or social network websites and mobile Apps - where both planning and purchasing can be done in ONE step.*

Primary Revenue stream is realized from both one-time licensing fees and on-going commissions from Hotels (or Cruiseline, Airline, etc.) earned for each reservation utilizing the NwtM option. Eventually, opportunities for advertising and upgraded membership fees will be leveraged, while the basic function will remain a free benefit for the subscribing major brand hotel company's Frequent Guest Program members (the "end-user").

EXAMPLE – You are a member of the Ohio State Alumni Assn. (400,000 members) and also belong to some "groups" for your favorite hobby – Bird-Watching - on both Linkedin and Facebook. You are planning a 3-day business trip to St. Louis, MO for next month, and you are a member of "Hilton Honors" (their frequent guest program of approx. 20 MILLION members). If Hilton has purchased the exclusive "hotel inventory" license from NwtM, then when making a reservation FROM THEIR WEBSITE - in addition to the normal "sorting" for dates, city, and in-town location - you can also sort for and "see" if there are other Ohio State Alumni or Bird-watchers reserved at the same hotel over your preferred dates.

The Customer Problem It Solves

Hotel Brand Companies are forced to sell HUGE amounts of rooms - from 5% to as much as 20% of their daily inventory (in total…between the "Big 6" Hotel Brand Companies…250,000 – 1,000,000 rooms EACH night!) through OTA's (Online Travel Agencies - i.e. - Expedia, Orbitz, etc.) with ONLY significant price discounting to position themselves.   They each have Frequent Guest Programs, claiming from 8 to over 20 million members each, with much crossover of membership as "loyalty" switches among brands based on which company currently offers the most points awarded or easiest redemption.

tNM offers new channels of reservations at a commissionable rate that is only 10-15% versus the OTA's typical 20-25% AND a new/unique benefit that is based on the "experience" versus the stale strategy of offering more points/easier redemption than the competition - an opportunity to build GENUINE loyalty among members.

The Company's Uniqueness and Competitive Edge

NO service currently exists - as either a "stand-alone" travel website, an application at a Social/Professional Network website (i.e. – Facebook/Linkedin), or a "Software as a Service" incorporated into an OTA's or Hotel Brand's website – that can potentially "pair-up" people with similar interests– in REAL TIME – based on when/where their future plans may be taking them.

Founders Don Farrell and George VonAllmen, with a combined 65 years experience as both employees and "preferred vendors" for the largest Hotel Brand Companies, can readily gain audience to Boardroom-level Executives for a formal presentation to enlist them as partner/clients.   .

It would be extremely difficult for someone to "copy-cat" our business model…based on:

a.   IP Protection – We filed a full method patent application on July 6, 2011, and received notification from the US Patent Office of it's publications on January 13, 2013. It is VERY scalable, and covers claims ranging from hotel rooms and vacation rentals, to cruise line berths and airline seats, even sporting events and special event tickets. We have also designed very detailed IT Architecture drawings for eventual software copyright.   *see attached Conceptual Architecture diagram on page 9*

b.   The probability of getting two people with same interest…"in the same place at the same time" is ASTRONOMICAL…until one figures out how to reduce the odds exponentially by partnering with a Hotel Brand Company or OTA - that can literally make 10's of thousands "calendar compliant" potential end-user customers per DAY…so the "place and date" portion is "built-in". Now the third criteria for a "paired trip" – the shared INTEREST of the two parties, can be pulled in from APPs on Facebook/Linkedin/Meetup AND large membership Associations portals.

c.   The ONLY way for a hotel company to get the sheer NUMBERS of their "Frequent Guest" list to sign –up and get enough end-users assigned "interests" (Golfer, Bird-watchers, etc.) is with training that gets complete "buy-in" and sustainable enthusiasm of ALL Front Desk/Reservations personnel…in each and every hotel. Again, Farrell and VonAllmen have the experience and unique "personal power" to accomplish this - evidence of Signature Training (www SignatureWorldwide com) – founded by Don Farrell - that has literally changed the culture in THOUSANDS of hotels**.**

Current (or Future) Competitors - their products and strategies

The largest competitors - OTA's - offer no "new/unique" benefits AND keep demanding more commissions from participating inventory hotels. The smaller "niche" travel websites (see TripAdvisor.com and Dopplr.com) are lacking one or both CRITICAL differences:

1. The majority offer only "ratings/advice/networking" and have NO direct connect to make a purchase.

2. NONE offer the "matching" capabilities of 10's of thousands to literally 100's of thousands of "similar interest" people, only the 10 to maximum of maybe 500 already in one's own personal network (i.e. – Linkedin's TripIT APP).

The Market

In terms of "inventory", the initial targeted market (USA hotel rooms) is a full 10-20% of 5 MILLION hotel rooms available each night. 2015 National average occupancy was just under 60%, and hotels traditionally offer discounts until 70-80% occupancy is reached. In addition, our patent covers the same market need/solution…in surplus "space/seat" inventories of Airlines, Cruise lines, Vacation timeshares/rentals, trains, buses, even "outfitter" trips.

 In terms of end-user "consumers", the sweet spot is members of the major hotel Brands (Marriott, Hilton, IHG, Starwood, Choice, and Wyndham) "Frequent Guest" programs. Although there is a large "crossover" of membership (which reinforces the inherent opportunity for any one of these companies to "bid" for exclusive license!), each of these clubs represent from 8-20 MILLION frequent travelers.

see attached 3$_{rd}$ party Consumer Survey results of Frequent Travelers" on pages 10-13

Sales Strategies

We will grow consumer (end-users) numbers through these 4 major channels:

1. Direct partnership with select professional, hobby, and fraternal Associations...like the American Birding Association, Antique Automobile Collectors of America, and The Ohio State University Alumni Association. The members get a unique travel benefit, the Association gets a portion of the commissions that we receive from travel partners (hotel, airlines, car rentals), and studies show that the more that members can network, especially "informally" and "face to face"membership levels are retained and even grow. The members access us through a direct-link portal on the Association's website homepage.

see attached listing of Large Group/Associations that have "requested further information" on page 14

2. Links/Portals on select periodical/specialty publication websites - like **www Historynet com** and even AARP.

3. APPs on Facebook, Linkedin, Meetup, and Classmates.com - by employing viral marketing specialists that engage "influencers/owners" in select sub-groups (Motorcyclists, Pet-lovers, etc.), offering their respective groups a similar travel benefit and revenue stream as described above in #1 for large Associations.

4.   Largest Hotel Brand "Frequent Guest" data base.   **KEY - creates critical mass of "similar interest" travelers… in "same place/same time".** By "coding" all signed-up club members with simply one (or more) "interests" and an e-mail address, we allow for anonymity and flexibility in "getting together". Sign-up is pushed on three levels:

a. Newsletters/rewards "statements"/confirmations, etc. – all "e-communiqués".

b. At reservation – online "snipe/check box", phone "pitch" by reservationist   c

c. IN HOTEL - tent-card/pitch at Front Desk with offer to experience tNM pairing benefits DURING CURRENT STAY…through sign-up of new guests / day…and published, regularly updated "rosters" available at Front Desk and by e-mail.

IP / Scalability

Although we are committed to development and licensing of tNM INITIALLY to the Hotel/Lodging industry, our patent has broad coverage and assures "first to market" if not exclusive use for the following applications (and more) in USA and select foreign countries:

   a. Cruises and Vacation Rentals

   b. Concerts, Shows, and Sporting Events

   c. Campground and R/V facilities

   d. Specialty Outfitters (Hunting/Fishing trips, Safaris, Whitewater Rafting, etc)

   e. Plane/Train/Bus travel

Management Team

Don Farrell – CEO/Co-founder - 35 years experience in the Hospitality and Training Industry, currently President of FreshRevenues (**www FreshRevenues com**), former Founder of Signature Worldwide (**www SignatureWorldwide com**) – the largest Sales/Service Training company in the Americas, and winner of the Ernst and Young "Entrepreneur of the Year" award – Columbus, OH in 2002.

George VonAllmen – CMO/Founder - 30 yr. veteran of the Hospitality and Meetings industry. Started or assisted in 4 company launches since 2002, earning sweat equity from 1 to 25% in each one, and has several patents pending in fields from Retail...to Alternative Energy.

Ananda Jami – CIO – 20 year IT veteran, with over 15 years as an Enterprise Architect for Nationwide Insurance Company and Dir of IT Architecture for Big Lots. Jami has earned advanced degrees from Ohio University, the Indian Institute of Technology, Carnegie Mellon University…and recently acquired the professional designation of "Master Certified IT Architect" by the OPEN Group, one of only 200 in the entire world.

Ownership and Control

Board Of Directors:

Don Farrell / George VonAllmen / Ananda Jami - together own 90% of initial stock - EACH have 1 vote

Future COO or CFO or "to be determined"   - remaining 10% of initial stock   - one vote TOTAL

Capital Needs

a. Funds already invested – approx. $80,000 of our own funds – website and APP development, graphic arts, sales and marketing expenses, consumer research and legal/patent fees.

b. Current Capital Needs - $250k.   - -- -

Intended use of Funds - The majority of this will be used for proprietary software engineering/development and possible securing of International Patents. Also, we need 1-2 full-time salary/benefit packages of approx. 50-60k each for working CMO and either COO, CIO, or VP Group Sales.

c. Future Finance Plans – none currently.

d. Exit Strategy / Investor Cash out: --

- We envision ROI's on two tiers, based on our business model premise of developing/licensing one "niche" (i.e., - hotels, vacation rentals, wholesale outfitters, etc.) at a time.

1. Wherever possible, we will negotiate for an upfront license fee AND ongoing fees (percent of sales) from inventory providers (hotel rooms/airline seats/cruise berths, etc.). Also, we will offer an "exclusive" license per niche for a significant increase in the upfront licensing fee. Although Hotel Room inventory is the first (and probably the largest)

pool of potential licensees, we will develop the software AND write/protect all patents so that the same unique "pairing process" - via the patented "eCollater" - can only be done with our permission and granting of license PER niche.

2. Eventual acquisition by a major player in these "interested party" arenas:

   a. Inventory provider – From a major hotel brand (i.e. Hilton) to an OTA (Expedia)

   b. Social/Professional Network – Facebook/Linkedin/Meetup

   c.   Search Engine - Google or Yahoo (Google has made major acquisitions in Travel Inventory vehicles, and it's latest Social Network endeavor – Google Plus – is all about "groupings" per interest.)

Financial Information Summary

	*Year 1	Year 2	Year 3	Year 4	
*Sales ($M) (split) **Gross Revenues /** **License Fees**	.84 / .75	3.0 / 1.5	3.75 / 2.5	5.5 / 4.0	
COGS ($M)	.25	.9	1.12	1.65	
# of Transactions (Rez/Bookings)	70,000	250,000	312,500	458,000	
*** Gross Margin (%)	.40 (includes 200k startup funding)	.33	.35	.37	
****Net Profit ($M) **(split same as Sales above)**	.34 + .75 = 1.09	1.0 + 1.5 = 2.5	1.31 + 2.5 = 3.81	2.0 + 4.0 = 6.0	

The key assumptions are:

*1.   Sales are “split” so we can break out large one-time license fees separately.

**2.   COGS is Commissions PAID back to groups = 0.3 of Gross Sales

***3.   Gross margins are figured on “Traditional Biz” only….NOT factoring in license fees. Also has “extra” credit in $200,000 from investors in Year 1

****4   Adds all license fees $$ on top of Net $$

Conceptual Architecture



NEATwaytoMeet.com (NWTM) – Conceptual Architecture Diagram
Users
Access Points
Network
Channels
Business Functions
Core Systems
Customers
Customers
Systems Support
Feeds from Social Network sites like such as Meetup, LinkedIn etc.,
Feeds from Hotels such as Hilton Group etc.,
INTERNET
Hotel Reservation Systems such as Hilton.com
Direct (NEATwaytoMeet.com)
Service Center
Batch Feeds (Customer Information such as Email address & Interests)
Batch Feeds (Trips Information)
Service to pull Customer Interests (SaaS)
Service to store additional Customer Interests (SaaS)
Service to pull trips of Customers with similar interests (SaaS)
Customer Registration
Trips Search
Get custonmer account Information
Customer Login & Logout
Customer Information Administration
Batch Process to process feeds from Social Network Sites
Batch Process to process trips feeds from Hotels
NWTM Database
Meetup LinkedIn etc., Feeds
Trips Feeds from Hotels
Model Conceptual Architecture Diagram
Version 1.0
Author Ananda R Jami
Date Friday, October 1st, 2010
File Name NWTM_Conceptual_Architecture_Diagram_v1.0.vsd
Page 1 of 6 NWTM Confidential



Survey Results Summary






How often do you travel for business?
100.00%
90.00%
80.00%
70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
72.09%
21.49%
6.43%
Often (50+ times per year)
Sometimes (10 - 50 times per year)
Never / Rarely (0 - 10 times per year)
lab
market research


Do you belong to any hotel or airline Frequent Customer Clubs?
100.00%
90.00%
80.00%
70.00%
60.00%
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
70.40%
27.60%
2.00%
Yes, multiple clubs
No, not enough points
Yes, I am very loyal to:
lab
market research





Large Groups/Associations

We have contacted a number of large groups/associations to gather member's interests. The following groups/associations have asked us to keep them updated as we acquire inventory:

- Antique Automobile Club of America

- Corvette Restorers of America

- The Ohio State University Alumni Assn.

- Canadian Golf Assn.

- National Assn. of Women Business Owners

- American Motorcyclist Assn.

- The Audubon Society

- Collector Clubs of America

- Society of Women Engineers

- USTA – Southeast Region

- USGA – South Carolina

- The Ohio State Alumni Association

- American Kennel Club

- HistoryNet org